MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at July 15, 2008 and comments on Peace Arch Entertainment Group Inc.’s (“Peace Arch” or the “Company”), operations, performance and financial conditions for the three and nine-months ended (Q3) May 31, 2008 and 2007. This should be read in conjunction with the Company’s unaudited consolidated financial statements for the third quarter of 2008.  We incorporate by reference Peace Arch Entertainment Group Inc.’s Audited Consolidated Financial Statements for the year ended August 31, 2007 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended August 31, 2007.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).

All dollar amounts are in Canadian dollars unless otherwise indicated.

NOTE ON FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “predict,” “may,” “should,” the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors.”  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to reflect events or circumstances occurring after the date hereof.

ABOUT THE COMPANY’S BUSINESS

Peace Arch is an integrated media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. The Company owns one of the largest libraries of independent feature films in the world, featuring more than 1,000 classic and contemporary titles, and is a leading distributor of DVDs and related products in Canada and the United States.  Peace Arch has five locations, two in Toronto, one in Los Angeles, one in Vancouver and one in New York.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library.  Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

Over the past few years, the Company has transformed itself into an integrated entertainment company, by acquiring first run and library content and compatible distribution vehicles, building its sales capacity and reducing the amount of capital and other resources devoted to production activities.

Peace Arch manages its business in three operating segments; Motion Picture, Television and Home Entertainment.  These operating segments are supported by the Company’s Corporate segment.

Motion Picture

The Company produces or acquires feature films intended for DVD or television premieres as well as intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.   The Company also distributes a catalogue of approximately 1,000 titles on DVD and television.

Television

The Company’s Television segment derives revenues by licensing television films, series of episodes, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. Over the past two years, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series.

Home Entertainment

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to retailers in Canada and the United States.  It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

Corporate

The Company’s corporate segment provides support to the operating segments including information technology, finance, human resources, legal, investor relations and other corporate services.

SIGNIFICANT EVENTS IN THE QUARTER

•

The television segment delivered 6 episodes of Season II of the ten-hour dramatic television series The Tudors, compared to 5 episodes of The Tudors and 7 episodes of lifestyle programming in the same quarter last year.

•

The Tudors was renewed by Showtime Networks for a third season.  Production scheduled to begin in June in Ireland, and to be subsequently aired on Showtime Networks in 2009.

•

The Last Hit Man received the Best Feature prize at the Canadian Film Fest, the only event of its kind dedicated to celebrating Canadian filmmakers.

•

Acquired worldwide distribution rights to award-winning feature film A Lobster Tale.

•

Feature film Chapter 27 delivered highest per screen average in the nation in its debut in New York City and is expanded to an additional 5 screens in New York and Los Angeles with a further roll out to more than 25 additional cities, including San Francisco, Chicago, Boston and Seattle.

•

Recently accepted delivery of the crime drama mini-series, Guns, which made MIPTV debut prior to Canadian Television premier this fall.

•

Concluded strongest MIPTV market in Company’s history by closing major television and DVD deals on 18 titles in 14 territories in Cannes, France.

•

Completed agreement with Canada’s largest independent music publisher, Ole, for worldwide music rights to several film and television properties.

•

Feature The Babysitters, starring John Leguizamo, Katherine Waterston and Cynthia Nixon, opened on 19 screens in six cities: New York, Los Angeles, Washington, D.C., Philadelphia, Houston and Dallas.

•

Completed licensing agreements for 31 motion pictures and television series in key international territories at Cannes Film Festival & Market.  Deals closed include new comedies The Deal, Shred, Shred 2, crime drama mini-series Guns and sports drama Goal 3.

•

Acquired North American distribution rights to a feature film What We Do Is Secret, starring Shane West and Bijou Phillips, the true-life story of Darby Crash who became a LA punk music icon as the front-man for The Germs.  The Company will release the film in New York, Chicago and Los Angeles in August.

SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER

•

On July 7, 2008, the Company announced that Gerry Noble has been named Chief Executive Officer of the Company, effective July 21, 2008.  Mr. Noble replaces interim CEO Jeff Sagansky, who has served in the post since November, 2007.

•

On June 23, 2008, the Company announced the signing of an agreement with London-based ContentFilm plc that will integrate both companies’ U.S. home entertainment businesses effective July 1, 2008.  The new operation will combine Peace Arch Home Entertainment and ContentFilm’s Allumination Filmworks, creating one of the largest independent DVD distributors in the U.S. marketplace.

•

On June 2, 2008, the Company issued 431,588 common shares in settlement of $432,000 of Series I and II preference share dividends payable to certain preferred shareholders.  The value of the shares issued to settle the liability was $259,000.  The Company will record a gain of $173,000 on settlement of liability.

•

Subsequent to May 31, 2008, the Company granted 1,000,000 stock options which will result in $96,000 of stock-based compensation expense over the vesting period.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or U.S. GAAP as supplemental indicators of the Company’s operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of the Company’s historical and current financial performance and its prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between quarters.

While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net (loss) earnings for the quarter, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the consolidated financial statements.  In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies.

Revenue

Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the nine-months ended May 31, 2008 were derived primarily from its three business segments: Motion Picture 7%, Television 42% and Home Entertainment 51% (2007 – 26%, 41% and 33%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs

Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consist primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy and overhead costs.

Stock and warrant-based compensation costs

Stock and warrant-based compensation costs include the expenses associated with stock options granted to employees during the quarter, as well as the costs related to warrant issues.

Other Amortization

Other amortization includes amortization of property and equipment and intangible assets.

(Loss) earnings before the undernoted

(Loss) earnings before the undernoted is defined as revenue less expenses.

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments for Q3, 2008 and YTD 2008 compared with Q3, 2007 and YTD 2007, and a reconciliation of (loss) earnings before the undernoted to net (loss) earnings for the period noted.

						% Increase (decrease)
(thousands of Canadian dollars except percentages and per share amounts)	Q3 2008	Q3 2007 Restated(1)	% Change	YTD 2008	YTD 2007 Restated(1)	2008 over 2007
OPERATING REVENUES Motion Picture Television Home Entertainment	1,759 9,811 11,978	2,389 11,876 4,488	(26.4) (17.4) 166.9	5,105 22,046 34,346	13,094 20,538 16,727	(61.0) 7.3 105.3
	23,548	18,753	25.6	61,497	50,359	22.1

OPERATING EXPENSES Motion Picture Television Home Entertainment Corporate	6,699 6,902 11,974 2,514	3,698 7,242 4,154 1,491	81.2 (4.7) 188.3 68.6	12,133 17,339 30,614 6,117	13,928 14,080 13,967 3,527	(12.9) 23.1 119.2 73.4
	28,089	16,585	69.4	66,203	45,502	45.5

(LOSS) EARNINGS BEFORE THE UNDERNOTED(2) Motion Picture Television Home Entertainment Corporate	(4,940) 2,909 4 (2,514)	(1,322) 4,647 334 (1,491)	(273.7) (37.4) (98.8) (68.6)	(7,028) 4,707 3,732 (6,117)	(834) 6,458 2,760 (3,527)	(742.7) (27.1) 35.2 (73.4)
	(4,541)	2,168	(309.5)	(4,706)	4,857	(196.9)

Interest income Interest expense Foreign exchange gain (loss) Legal settlement Loss on settlement of obligations	286 (1,114) (538) - -	408 (1,384) 861 - (396)	(29.9) 19.5 (162.5) - (100.0)	1,024 (4,012) 20 - -	1,075 (3,437) 196 957 (409)	(4.7) (16.7) (89.8) 100.0 (100.0)

(Loss) earnings before income taxes	(5,907)	1,657	(456.5)	(7,674)	3,239	(336.9)

Income tax expense	(700)	(519)	(34.9)	(994)	(1,238)	19.7

(LOSS) EARNINGS FOR THE PERIOD	(6,607)	1,138	(680.6)	(8,668)	2,001	(533.2)

(1)

See discussion under “Restatement.”

(2)

As defined in “Key Performance Indicators – (Loss) earnings before the undernoted.”

THIRD QUARTER FISCAL 2008 COMPARED TO THIRD QUARTER FISCAL 2007 RESULTS

Q3 2007 has been restated – see discussion under “Restatement.”

Revenues for the third quarter were $23.5 million, up 26%, compared to $18.8 million for the same period in the prior year.  Revenues of $61.5 million for the nine-month period represented 22% growth over revenues of $50.4 million in the prior year.  The increase in revenues on a year-to-date basis was primarily due to a $17.6 million increase in revenues in the home entertainment segment which includes new revenues from the acquisition of Trinity on July 3, 2007, in the U.S. of $8.0 million, and a $1.5 million increase in television revenues.  This was offset by a ($8.0) million decrease in motion picture revenues.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administrative costs, stock and warrant-based compensation costs, and other amortization of $28.1 million for the third quarter up 69% from $16.6 million from the prior year, and $66.2 million for the nine-month period up 46% from the prior year. The increase is partly due to higher home entertainment direct costs from the higher revenues and increased corporate costs from the inclusion of the new businesses acquired in Q4 of fiscal 2007, Trinity and Dufferin Gate as well as additional overhead to support organic growth.  Included in operating expenses is a $2.5 million writedown of investment in film and television programming relating to the motion picture segment.  This charge relates to writedowns arising from an impairment in the carrying value of certain film assets arising from cost overruns in ten of the films owned by production companies consolidated as a VIE.  The Company has started direct distribution of theatrical releases, and as a result, there were additional print and advertising expenses of $900,000 incurred in the quarter.  In addition, the Company incurred a bad debt expense of $2.2 million, compared to $70,000 for the same period in the prior year.  The bad debt expense relates primarily to two customers in the motion picture segment.

In the third quarter of fiscal 2008, the Company recorded a loss from operations before the undernoted of $(4.5) million compared to earnings of $2.2 million last year, and ($4.7) million for the nine-month period compared to earnings of $4.9 million from the prior year.  The loss in the quarter and nine-month period is driven by a loss in the motion picture segment due to lower revenue volumes available to cover fixed overhead costs, a writedown of investment in film and television programming, increased print and advertising expense, and bad debt expense.  Without the $2.5 million writedown and $2.2 million bad debt expense discussed above, the Company generated $200,000 of earnings in the third quarter of fiscal 2008.

Motion Picture

Motion Picture revenues for the three-months ended were $1.8 million, down 26% from $2.4 million last year, and for the nine-month period revenues were $5.1 million, compared to $13.1 million last year.  The five films delivered during the third quarter of fiscal 2008 were Static, Devil’s Mercy, Never Cry Werewolf, A Lobster Tale and The Babysitters, compared to two movies in the third quarter of last year.  The Company is currently in production of one feature film.

Operating expenses for the three-months were $6.7 million, up 81% from $3.7 million last year, and for the nine-month period were $12.1 million, down 13% from last year.  Included in amortization of investment in film and television programming is an impairment charge of $2.5 million arising from cost overruns in ten of the films owned by production companies consolidated as a VIE.  It was determined that the carrying amount of the films exceeded the fair value thereby requiring a writedown of $2.5 million.  Included in operating expenses for the quarter is a bad debt expense of $2.1 million, primarily relating to two customers.  During the quarter, approximately $500,000 of print and advertising expenses were incurred for theatrical releases.  The revenue for these releases will be realized in future periods.  Operating expenses will continue to be closely monitored to match expected revenues with expenses.

Segment loss is defined as revenues less operating expenses.  Segment loss was $(4.9) million for the three-months ended, compared to a loss of $(1.3) million reported in the prior year, and for the nine-month period $(7.0) million compared to loss of $(834,000) in the prior year.

Television

Television revenues for the three-months ended were $9.8 million compared to $11.9 million last year, and for the nine-month period revenues were $22.0 million compared to $20.5 million last year.  The increase in the year-to-date television revenues is due primarily to the inclusion of Dufferin Gate which was acquired on July 27, 2007.

During the three-months ended May 31, 2008, the Company delivered 6 episodes of Season II of the ten-hour dramatic television series The Tudors, compared to 5 episodes of The Tudors and 7 episodes of lifestyle programming in the same quarter last year.

There were 4 television series in production in the third quarter of fiscal 2008 including; Last 10 Pounds (Series III), Air Dogs (Series II), Bulging Brides (Season II) and Uberguide (Series II).  Also in production are the one-hour documentaries Mega Lift, Industrious and Big Blue.  The Company also released the thriller Towards Darkness.

Operating expenses for the three-months were $6.9 million compared to $7.2 million in the prior period, and for the nine-month period $17.3 million compared to $14.1 million the prior year.

Segment earnings were $2.9 million for the period, compared to $4.6 million for the same period in the prior year, and for the nine-month period $4.7 million compared to $6.5 million in the prior year.

Home Entertainment

Home Entertainment revenues for the three-months were $12.0 million up 167%, compared to $4.5 million for the same period in the prior year, and for the nine-month period revenues were $34.3 million and $16.7 million in the prior year.  Increased revenues in the quarter were driven by the supply of higher quality content.  Included in revenues for the nine-months is approximately $8 million recognized from the acquisition of Trinity in the U.S.  The prior year comparative quarter did not include this acquisition.

Operating expenses for the three-months were $12.0 million up 188% from $4.2 million over the same period in the prior year, and for the nine-month period $30.6 million and $14.0 million in the prior year.  The increase represents the inclusion of Trinity in the U.S. as well as higher DVD duplication and other direct costs associated with the growth in revenues in the Canadian Home Entertainment division.  Included in operating expenses for the three-months are approximately $400,000 of print and advertising expenses.  The revenue relating to this product will be realized in future periods.

Segmented earnings was $nil in the period, compared to $334,000 in the same period last year, and the nine-month period $3.7 million and $2.8 million in the prior year.  Consistent with prior years, the first two quarters are stronger than the last two quarters due to Christmas selling period.

Corporate

Corporate expenses of $2.5 million for the three-months ended increased from $1.5 million last year which represents the inclusion of additional corporate overhead related to the acquisitions of Trinity and Dufferin Gate as well as a result of additional support required for organic growth.  For the nine-months ended May 31, 2008, corporate expenses were $6.1 million compared to $3.5 million last year.  This increase relates primarily to the increased cost of personnel associated with enhancing the management team focusing on sales and distribution activities.

Interest Income

Interest income for the three-months was $286,000, compared to $408,000 in the prior year, and for the nine-month period $1.0 million and $1.1 million in the prior year.  Interest income relates to interest earned with respect to the Restricted Term Deposit and interest earned on restricted cash placed in short term deposits.  The interest earned with respect to the Restricted Term Deposit is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the three-months was $1.1 million for the period, compared to $1.4 million in the prior year, and for the nine-month period $4.0 million and $3.4 million in the prior year.  The change over the prior year for the nine-months reflects increased interest expense due to higher production loans, as well as the inclusion of loan arrangement fees paid for new loan facilities negotiated during the first quarter.

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the settlement amount, less legal costs, was received by the Company.

Income tax expense

Income tax expense for the three-months was $700,000, compared to $519,000 in the prior year, and $994,000 on a year-to-date basis compared to $1.2 million.  The tax expense for the three-month period consists of a $756,000 provision for income taxes net of a recovery for income taxes for $56,000 compared to $567,000 provision for income taxes which is net of a recovery for income taxes for $48,000 for the same period in the prior year.  The recognition and measurement of the Company's income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company has provided for these uncertainties in its provision for income taxes.  A recovery for income taxes of $56,000 was recorded during the three-months which relates to amortization of intangible assets resulting in a partial reversal of temporary timing differences.

Net (loss) earnings for the period

Net loss for the quarter was $(6.6) million compared to earnings of $1.1 million in the prior year, and for the nine-month period $(8.7) million compared to earnings of $2.0 million in the prior year.  (Loss) earnings per common share basic and diluted was $(0.14) in the quarter compared to basic and diluted $0.03 in the prior year.  The loss during the quarter and year-to-date is largely due to a loss in the motion picture segment, which includes, a writedown of investment in film and television programming, print and advertising expense that will benefit future period theatrical releases, and bad debt expense.

Comprehensive (loss) earnings for the period

Comprehensive loss for the quarter was $(6.4) million compared to earnings of $1.1 million in the prior year.  The decrease is due to both a net loss for the quarter of $(6.6) million compared to earnings of $1.1 million and unrealized foreign currency translation gains on net assets of self-sustaining foreign operations of $160,000 compared to $nil in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended May 31, 2008. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2007.

(thousands of Canadian dollars except per share amounts)	Revenues	Net (loss) earnings	(Loss) earnings per share
			Basic	Diluted
2008 3rd Quarter 2nd Quarter 1st Quarter	23,548 20,778 17,171	(6,607) (936) (1,125)	(0.14) (0.02) (0.03)	(0.14) (0.02) (0.03)
2007 4th Quarter 3rd Quarter (restated) 2nd Quarter (restated) 1st Quarter (restated)	11,428 18,753 20,276 11,330	(7,685) 1,138 1,236 (373)	(0.17) 0.03 0.04 (0.02)	(0.17) 0.03 0.03 (0.02)
2006 4th Quarter (restated)	7,864	(2,444)	(0.08)	(0.08)

Restatement of Quarterly Results

See discussion under “Restatement.”

Seasonality

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Home Entertainment results of operations are impacted by strong sales in the Christmas season and during the first and second quarters.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

During the third quarter ended May 31, 2008, the Company recorded a writedown of investment in film and television programming of $2.5 million, to properly reflect the carrying value of certain film assets.

During the third quarter ended May 31, 2008, the Company recognized bad debt expense of $2.2 million, primarily relating to two customers.

During the third quarter ended May 31, 2008, the Company incurred additional print and advertising expenses of approximately $900,000 relating to theatrical releases.  The revenue for these releases will be realized in future periods.

During the third quarter ended May 31, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable plus interest, in the amount of US$405,000 ($463,000).  The Company recorded a loss on settlement of $396,000.

During the second quarter ended February 28, 2007, the Company recognized a gain of $957,000 from the settlement of an outstanding dispute with a co-financier of a television series.

During the third and fourth quarters ended May 31, 2007 and August 31, 2007, the Company recorded a writedown of investment in film and television programming of $826,000 and $5.5 million to properly reflect the carrying value of certain film assets.

LIQUIDITY AND CAPITAL RESOURCES

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained.

The Company has the ability to generate cash internally from certain operating segments as well as to borrow funds against unsecured rights for films and other financing sources. The Company continues to pursue various financing initiatives.  However, there is no assurance that the Company will be successful in its financing efforts.  The application of the going concern basis is dependent upon the Company obtaining additional financing in the short-term to fund its continuing operations and meet its obligations as they come due.  On January 2, 2008, the Company obtained short-term financing of $2.7 million in the form of related party loans due within one year.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

The Company operates in an industry that has long operating cycles which require cash injection into new projects significantly ahead of the delivery and exploitation of the final production.  The Company has historically financed the capitalized costs of the proprietary film and television programming through financing presales from customers, borrowing from bank facilities high interest short-term bridge loan facilities, government tax incentives and contributions from co-producers, the repayment of which is limited to the future cash flows from the project.  The Company also funds capital requirements through working capital deployed as interim financing and through the issuance of shares and warrants and is dependent on continued access to external sources of financing.

During fiscal 2007, the Company completed a private placement for proceeds of $33.0 million (net proceeds $29.8 million), which was used to finance certain business acquisitions, as well as to repay outstanding loans in the amount of $8.3 million.  In addition, the Company secured new sources of financing with a Canadian limited partnership and received funds from the exercise of preferred and common share warrants.  The acquisitions of PAHE in 2006 and Trinity in 2007 provide the Company with a diversified source of cash flows from operations.

During the last two years, the Company has used production loan facilities on an interim basis to fund corporate working capital.  Wholly owned production subsidiaries of the Company borrow, from various parties, on an interim basis prior to finalizing the financing for a film or television series.  The Company uses any portion of these facilities that are not immediately required to finance the costs of production in its operating activities.  The Company also arranges interim bridge financing for third party owned production entities for which it also acts as distributor of film rights for the purpose of financing production costs. The Company repays the loans plus the interest owed to the original lender of the funds when these production entities require the funds to finance its costs of production.  At May 31, 2008, the balance of such facilities was $3.9 million.

As at May 31, 2008, the Company had cash or cash equivalents available of $1.7 million, compared to $1.1 million in 2007 and had utilized $3.9 million of its bank credit facility.  On June 30, 2008, the bank credit facility was reduced to $3.0 million.

Cash Flows

Q3 2007 has been restated – see discussion under “Restatement.”

Cash Flows from Operating Activities

During the three-months ended May 31, 2008, cash flows used by operating activities were $3.3 million, compared to $11.3 million in the same period last year.  The improvement in cash flows from operations is partly due to lower investment in film and television programming of $2.8 million compared to $10.2 million in the same period last year.  In addition, the decrease in cash flows used from operations during the period is also attributable to a decrease in non-cash operating working capital.  The decrease in non-cash operating capital used for the quarter is primarily due to an increase accounts payable and accrued liabilities of $2.4 million compared to a decrease of $3.4 million for the same period in the prior year.  During the nine-month period ended May 31, 2008, $20.7 million was used by operating activities, compared to $16.0 million in the same period last year.  The decrease in cash flows used from operations during the period was mainly attributable to an increase in non-cash operating working capital.  The increase in non-cash operating working capital used for the nine-month period is primarily due to higher accounts receivables and other amounts due of $26.6 million compared to $19.1 million.  The increase in accounts receivables and other amounts due is due to higher revenues in the period.

Cash Flows from Investing Activities

During the three-months ended May 31, 2008, cash flows used for investing activities was $58,000 compared to $1.3 million in the same period last year.  The improvement in cash flows is primarily due to no funds being used for acquisitions in 2008 compared to $917,000 used for the acquisition of Castle Hill Productions Inc., and Dream LLC in the same period last year, and a reduction of property and equipment purchases of $414,000.  During the nine-month period ended May 31, 2008, cash flows from investing activities were $579,000, compared to cash flows used of $11.3 million in the same period of the prior year. The improvement in cash flows is primarily due to the acquisition of Castle Hill Productions Inc., and Dream LLC in the prior year described above.  In addition, during the nine-month period ended May 31, 2008 there was a decrease in restricted cash of $4.3 million related to the Dufferin Gate and Trinity acquisitions partially offset by the deferred payment of $3.6 million.

Cash Flows from Financing Activities

During the three-months ended May 31, 2008, cash flows from financing activities was $1.7 million compared to $8.1 million in the same period of the prior year.  The decrease in cash flows from financing activities is primarily due to the repayment of production loans of $13.1 million compared to $3.9 million in the same period last year.  During the nine-months ended May 31, 2008, cash flows from financing activities was $16.7 million compared to $27.2 million in the same period of the prior year.  The decrease in cash from financing activities is primarily due to the repayment of production loans of $25.6 million compared to $20.4 million in the same period last year.

RESTATEMENT

Fiscal 2006

The information contained in this Management Discussion and Analysis (“MD&A”) has been adjusted to reflect the restatement of our previously issued financial statements, as more fully described below and in note 3 of the audited consolidated financial statements for the year ended August 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to our accounting treatment for interest incurred during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities.   The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization on investment in film and television programming for the year ended August 31, 2006, and a corresponding increase in investment in film and television programming.

The Company identified an error in its financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional amount of penalties should have been accrued resulting in an increase to selling, general and administrative expenses for the year ended August 31, 2006.

In addition, as at August 31, 2006, the Company has reclassified loans totaling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

There was no income tax impact resulting from the foregoing adjustments.

Impact of Adjustments

The following table presents the impact of the preceding adjustments to our previously reported quarterly results for 2006:

(thousands of Canadian dollars except per share amounts)	2006
Q4

Net loss as reported	(2,239)

Adjustments
Amortization of investment in film and television programming	160
Selling, general and administrative	(176)
Interest expense	(189)
(205)

Net loss as restated	(2,444)

Basic and diluted loss per share
Net loss as reported	(0.08)
Net loss as restated	(0.08)

Q1, Q2, Q3 Fiscal 2007

The information contained in this Management's Discussion and Analysis has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below and in note 3 of the unaudited quarterly consolidated financial statements for November 30, 2006, February 28, 2007 and May 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest during the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.  It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization on investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, and a corresponding interest in the investment in film and television programming.

In addition, as at May 31, 2007, the Company has reclassified loans totalling $14.6 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously, the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers’ rights to the film.  The adjustment resulted in a decrease to revenues, a decrease to amortization of investment in film and television programming and an increase in investment in film and television programming for the period ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested. The adjustment resulted in an increase to stock and warrant-based compensation costs and a corresponding increase to warrants in shareholders' equity for the nine months ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to the consolidation of variable interest entities.  It was determined that the Company was the primary beneficiary of five additional production entities.  The consolidation of these production entities resulted in an increase to accounts receivable of $413,000, an increase to investment in film and television programming of $5.6 million, an increase to prepaid expenses and deposits of $597,000, a decrease to corporate loans of $502,000, an increase to accounts payable and accrued liabilities of $2.1 million and an increase to production loans of $5.9 million.  This adjustment had no impact on the Company’s net earnings for the period ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the period ended May 31, 2007.  The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the period ended May 31, 2007, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.4 million and $794,000, respectively, with a corresponding net increase of $584,000 to cash used in operating activities.  This adjustment had no impact on the Company’s financial position or results of operations for the period ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in its November 30, 2006, February 28, 2007 and May 31, 2007 financial statements related to the recognition and measurement of the income tax provision after re-evaluating its potential risks associated with the rationale for certain tax positions.  It was determined that a provision for income tax should be provided for.  Previously, no income tax expense had been provided for.  The adjustment resulted in an increase to income tax expense and a corresponding increase to accounts payable and accrued liabilities for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

Impact of Adjustments

The following table presents the impact of the above adjustments on the Company’s previously reported quarterly results for the first, second and third quarters of fiscal 2007:

(thousands of Canadian dollars, except per share amounts)	2007
	Q1	Q2	Q3

Net earnings as reported	86	2,239	1,913

Adjustments
Amortization of investment in film and television programming	48	136	85
Co-producer arrangement	-	-	(27)
Stock and warrant-based compensation costs	-	(291)	-
Interest expense	(245)	(272)	(266)
Income tax expense	(262)	(576)	(567)
	(459)	(1,003)	(775)

Net (loss) earnings as restated	(373)	1,236	1,138

Basic (loss) earnings per share
Net (loss) earnings as reported	0.00	0.07	0.05
Net (loss) earnings as restated	(0.02)	0.04	0.03

Diluted (loss) earnings per share
Net (loss) earnings as reported	0.00	0.06	0.04
Net (loss) earnings as restated	(0.02)	0.03	0.03

Capital Resources

Capital Structure

During the nine-months ended May 31, 2008 the following capital transactions occurred:

(i)

On September 19, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,500).  A balance of $10,000 representing a portion of the value associated with warrants was transferred from warrants.

(ii)

On October 10, 2007, 10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,300).  A balance of $9,000 representing a portion of the value associated with warrants was transferred from warrants.

(iii)

On October 11, 2007, 223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  A balance of $312,000 representing a portion of the value associated with warrants was transferred from warrants.

(iv)

On January 7, 2008, the remaining shareholder exercised the put option requiring us to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, we purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $2.8 million, consisting of cash consideration of $2.2 million and 393,781 common shares of Peace Arch valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation on the date the put option was exercised.

(v)

During the nine-months ended May 31, 2008, the Company issued 405,830 common shares for gross cash proceeds of $262,000 in connection with employee stock options that had been exercised.  A balance of $190,000, representing a portion of the value associated with stock options was transferred from contributed surplus.

OFF BALANCE SHEET ARRANGEMENTS

Loan Guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At May 31, 2008, the total amount of such unpaid loans was approximately $93,962 (August 31, 2007 - $101,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

Film Distribution Rights Commitment

At May 31, 2008, the Company had commitments of $5.6 million (August 31, 2007 - $11.5 million) with respect to the acquisition of film distribution rights to four films, which have been or will be delivered to the Company during the year ended August 31, 2008. These payments are required to be made from the distribution receipts of the films.  In addition, there are seven television series with a film distribution rights commitment of $1.9 million.  These commitments are expected to be paid no later than August 31, 2009.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions.  These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(i)

During the nine-months ended May 31, 2008, the Company paid $162,000 (2007 - $151,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(ii)

As at May 31, 2008, the Company incurred interest of $nil (2007 – $369,000) in respect of a $2.7 million loan from a company controlled by a director and a member of the company’s senior management. The loan beared interest at the rate of 18% per annum. The loan was repaid in December 2007. The interest is included in interest expense in the statement of earnings (loss) of the consolidated financial statements.

(iii)

As at May 31, 2008, included in production loans was $nil (August 31, 2007 - $4.9 million) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production.  The loan was repaid in June 2007.  Interest on the loan was $nil (2007 - $nil).

(iv)

As at April 30, 2008, the Company acquired 100% of the issued and outstanding shares of the production company Weapon Films Inc. from a related party, for a nominal consideration.  The transaction did not constitute a business combination and the principal assets acquired are the rights to a film asset.  Prior to acquiring the shares of Weapon Films Inc., the Company determined it was a primary beneficiary of the VIE and its results were consolidated.

(v)

On January 2, 2008, the Company’s Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors provided a bridge loan for $2.7 million to be used by the Company for general corporate purposes.  The bridge loan bears interest at 12% per annum.  The bridge loan is due January 2, 2009.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.  For the nine-months ended May 31, 2008, the Company incurred interest of $116,000 (2007 - $nil).

Other related party transactions are disclosed in the unaudited consolidated financial statements for May 31, 2008.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value.  At July 14, 2008, the Company had 49,131,698 common shares outstanding (excluding 222,689 shares in escrow).  At August 31, 2007, the Company had 48,089,087 common shares outstanding (excluding 222,689 shares in escrow).

The Company is authorized to issue an unlimited number of preference shares, issuable in series without par value.  At July 14, 2008, the Company had 4,347,825 Series I preference shares and 4,347,825 Series II preference shares issued and outstanding.  There were 4,347,825 Series I preference shares and 4,347,825 Series II preference shares issued and outstanding at Fiscal 2007.

The Company has 9,461,947 common shares reserved for issuance pursuant to the current stock option plan, of which 1,544,158 were exercised prior to May 31, 2008.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to Canadian GAAP. See note 2 to the annual consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

There have not been any significant changes in accounting standards or our accounting policies or key estimates and assumptions that management has made under these principles, except as outlined below:

As described in note 2(b) to the consolidated financial statements for the nine-months ended May 31, 2008, effective September 1, 2007, the Company adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation.”  The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated, except to classify unrealized foreign currency translation gains and losses on net investments in self-sustaining foreign operations in accumulated other comprehensive income (loss).

RISK FACTORS

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007, as disclosed in the Company’s Management Discussion and Analysis for the year ended August 31, 2007 filed on SEDAR on March 17, 2008 which is incorporated by reference.

CHANGES IN INTERNAL CONTROL

There have not been significant changes in disclosure controls and procedures, and plans for remediation of material weaknesses from those described in the Company’s Management Discussion and Analysis for the year ended August 31, 2007 filed on SEDAR on March 17, 2008 which is incorporated by reference.

We have hired a SOX and Audit consultant to assist the Company in enhancing internal controls.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on its website at www.peacearch.com and on SEDAR at www.sedar.com.